UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

TABLE OF CONTENTS Message from Senior Management 2 Total Taxes and 3 Government Take Paid 4 Company’s Taxes Operations Collection Agent Role 5 6 Government Take Taxes by Government Level 8 Tax Role Principles 9 Compliance and Tax Risk Management 10 Glossary 11 This report is aimed at providing detailed information on collection of taxes and participations made by Petrobras S.A. in 2019, on a cash basis.TABLE OF CONTENTS Message from Senior Management 2 Total Taxes and 3 Government Take Paid 4 Company’s Taxes Operations Collection Agent Role 5 6 Government Take Taxes by Government Level 8 Tax Role Principles 9 Compliance and Tax Risk Management 10 Glossary 11 This report is aimed at providing detailed information on collection of taxes and participations made by Petrobras S.A. in 2019, on a cash basis.

MESSAGE FROM SENIOR MANAGEMENT Transparency and trust are grounding values for society, and they must be guidelines for performance and communication of all companies. With this report, Petrobras reaffirms its commitment to transparency, by disclosing with greater detail of reports on taxes and government take paid in Brazil. Petrobras is committed to compliance and strictly follows applicable tax laws in all locations where it operates. In addition, it contributes significantly to the collection of taxes and government take in all government levels. Tax collection made by Petrobras, as shown in this report, cover two types of taxes: (i) own taxes, that is, those calculated and paid by the Company itself or taxes due by the Company but withheld by third parties; (ii) taxes calculated by the Company but due to sales in subsequent operations executed by third parties, a situation in which Petrobras is assigned the status of tax substitute, as well as third-party taxes withheld from supplier contracts. Tax substitution is a collection technique widely used by federal, state and municipal entities, who use it to ensure the collection of taxes in the operations of the following chains, and Petrobras, as a relevant player in the market, plays this role by a legal designation. In this report, we break down the information included in our Annual Report Form 20-F, providing additional clarifications regarding the R$ 246.0 billion in taxes and government take contributed by Petrobras S.A. in 2019. However, it is worth noting that this information is shown on a cash basis, instead of an accrual basis. “It is with great satisfaction that we release our tax report for the first time, showing our important contribution to Brazilian society, in the form of payment of taxes, government take and in the auctions of new exploration and production areas of oil and natural gas”. Andrea Marques de Almeida, CFO “Petrobras is the largest taxpayer in the country, by far. If Petrobras is managed responsibly, it contributes to society as this amount will finance education, investment in basic sanitation, public security, health and all the services that the State must provide”. Roberto Castello Branco, CEO 2 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019MESSAGE FROM SENIOR MANAGEMENT Transparency and trust are grounding values for society, and they must be guidelines for performance and communication of all companies. With this report, Petrobras reaffirms its commitment to transparency, by disclosing with greater detail of reports on taxes and government take paid in Brazil. Petrobras is committed to compliance and strictly follows applicable tax laws in all locations where it operates. In addition, it contributes significantly to the collection of taxes and government take in all government levels. Tax collection made by Petrobras, as shown in this report, cover two types of taxes: (i) own taxes, that is, those calculated and paid by the Company itself or taxes due by the Company but withheld by third parties; (ii) taxes calculated by the Company but due to sales in subsequent operations executed by third parties, a situation in which Petrobras is assigned the status of tax substitute, as well as third-party taxes withheld from supplier contracts. Tax substitution is a collection technique widely used by federal, state and municipal entities, who use it to ensure the collection of taxes in the operations of the following chains, and Petrobras, as a relevant player in the market, plays this role by a legal designation. In this report, we break down the information included in our Annual Report Form 20-F, providing additional clarifications regarding the R$ 246.0 billion in taxes and government take contributed by Petrobras S.A. in 2019. However, it is worth noting that this information is shown on a cash basis, instead of an accrual basis. “It is with great satisfaction that we release our tax report for the first time, showing our important contribution to Brazilian society, in the form of payment of taxes, government take and in the auctions of new exploration and production areas of oil and natural gas”. Andrea Marques de Almeida, CFO “Petrobras is the largest taxpayer in the country, by far. If Petrobras is managed responsibly, it contributes to society as this amount will finance education, investment in basic sanitation, public security, health and all the services that the State must provide”. Roberto Castello Branco, CEO 2 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019

TOTAL TAXES AND GOVERNMENT TAKE PAID


R$246.0 billion
Taxes paid in 2019
COMPANY'S TAXES
R$98.0 billion
TAXES WITHHELD FROM THIRD PARTIES
R$39.3 billion
GOVERNMENT TAKE
R$108.7 billion

Petrobras is one of the largest publicly traded companies producing oil and gas in the world, primarily engaged in exploration and production, refining, energy generation, transportation and trading of oil and oil products. We have built a path of overcoming challenges since 1953, when the company was established.

In 2019, Petrobras paid R$ 246.0 billion in taxes and government take in Brazil, significantly contributing to the country's economic and social development. This amount includes the Signature Bonus paid (R$ 68.6 billion), highlighting the Transfer of Rights Surplus Bidding Round- Búzios field (R$ 61.4 billion) and Itapu (R$ 1.7 billion) - in addition to the bonuses of the 6th Round on the Production Sharing Regime and on the 16th Round on the Concession Regime (R$ 5.5 billion).

This year, consistent with our commitment to develop transparency about our contribution to the economy and society, for the first time, we detail the amounts of taxes paid in Brazil. Of the amount collected, a large portion refers to taxes levied on the sale of oil refined fuels, such as VAT (ICMS), PIS/COFINS and CIDE-fuels.

TOTAL COLLECTION COMPARISON


2018
57%
20%
23%
R$182.4 bn
2019
40%
16%
44%
R$246.0 bn
+ 34.91%


2018
R$ 376.1
BILLION OF GROSS REVENUES
31.0%
EFFECTIVE TAX RATE OF INCOME TAXES
2019
R$ 378.4
BILLION OF GROSS REVENUES
31.7%
EFFECTIVE TAX RATE OF INCOME TAXES

1. Amounts on accrual basis
2. Effective rate according to note 16.5 of the 2019 Financial Statements

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019 3

COMPANY'S TAXES

COMPANY'S TAXES 2019 (R$ billion)	
VAT (ICMS)	42.6
PIS/COFINS	33.9
IRPJ/CSLL	8.8
Social Security Contributions	6.5
Other Taxes and Contributions	3.9
CIDE	2.3
Total	98.0


R$98.0
billion
43%
35%
9%
7%
4%
2%



Taxes are relevant and represent around 60% in the pricing of liquid and gaseous fuels.

The collection of PIS, COFINS and CIDE from the entire supply chain of diesel, gasoline, LPG and jet fuel, is concentrated on the producer and the importer.

On average, about 80% of the revenue from the sale of products by Petrobras is taxed by CIDE-fuels, PIS and COFINS based on the volume sold, and price does not impact the tax burden. These products are gasoline, diesel, liquefied petroleum gases (LPG, butane and propane) and jet fuel, with taxes levied in the commercial chain centralized at the producer and importer, with rates determined in reais per volume, according to art. 23 of Law 10,865/2004 and Decree 5,059/2004, for PIS and COFINS, and Law 10,336/2001 and Decree 5,060/2004, for CIDE-Fuels.

CIDE-Fuels rate was set to zero for diesel as of 05/30/2018, remaining charged only on gasoline at R$ 100.00 per cubic meter.

Regarding VAT (ICMS), taxation is *ad valorem*, usually with higher percentage rates than those generally applied, with tax substitution still being applied.

Taxes on profit, Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) change widely from year to year. These 2019 taxes were affected by the depreciation expenses of our relevant investments in oil production development, according to Law 13,586/2017.

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019 4

THE ROLE OF TAX COLLECTOR AND AGENT FOR OPERATIONS COLLECTION

Petrobras - as it operates throughout Brazil and is trusted by governments - contributes significantly to the collection of taxes in multiple industries, since legislation in the three government levels adopts mechanisms to centralize it on certain taxpayers, through tax substitution and concentrated rates.

These mechanisms, from a tax authority standpoint, in addition to ensuring greater protection and efficiency in tax collection, allow for more equal competition conditions, as they prevent tax evasion, as follows:

Federal legislation assigned responsibility for withholding taxes in payments made by mixed-capital companies by Law 10,833/2003, whose rates were defined by Normative Instruction RFB 1,234/2012 and vary according to the payment method, consolidating 4 taxes: Income Tax, Social Contribution, PIS/PASEP and COFINS.

State legislation assigned the VAT (ICMS) tax substitution to refineries and their bases, in all Brazilian states, in order to cover all stages of fuels trading up to the final consumer, including the portion of biofuel added to gasoline and diesel.

Municipal legislation, in most large municipalities, assigns to Petrobras the responsibility for paying the ISS on multiple services contracted by the company.

Thus, Petrobras is responsible to comply with tax obligations, pursuant to the legislation, and in compliance with the values of safety, teamwork, respect, integrity and excellence.

Withholding Taxes 2019
(R$ billion)


4.7
5.4
39.3
29.2
VAT (ICMS) Tax Substitution
Other Taxes and Contributions
Withholding Law 10,833/03

VAT (ICMS) - TAX SUBSTITUTION	WITHHOLDINGS LAW 10,833/03	OTHER TAXES AND CONTRIBUTIONS
R$ 29.2 billion	R$ 4.7 billion	R$ 5.4 billion

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019

5

GOVERNMENT TAKE

Government take is a financial compensation owed to the Federal Government by companies that produce oil and natural gas in the Brazilian territory. Its purpose is to pay a compensation to the society for the exploration of these non-renewable resources. Government take is comprised of royalties, special participations, signature bonuses and payment for the occupation or retention of area.



In 2019, the amount collected as government take by Petrobras increased by 161% compared to 2018. This change is due to the Signature Bonuses paid in 2019 (R$ 68.6 billion), mainly for the Búzios Field - in the Transfer of Rights Surplus Bidding Round- in addition to bonuses of the 6th Round of the Production Sharing Regime and the 16th Round of the Concession Regime.

As for other participations, there was a positive change of 4.4%, mainly due to the 6.7% increase in oil production, partially offset by a 3.1% reduction in average oil prices, based on international prices.



2019 Government Take
(R$ billion)
21.9
18.0
0.2
108.7
68.6
Royalties
Signature Bonuses
Special Participation
Retention of Area Rate

Among the benefits of government take collection, we may highlight:

- Resources for the Navy for border defense
- Investments in science and technology
- Social and regional development
- Investment in health and education
- Income generation for states, municipalities and the federal government
- Investment for sustainable development and environment

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019 6

GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES Below we describe how the government take in each of § Production belongs to the Federal Government, the different exploration and production regimes for which charges to the contractor the costs incurred, oil, natural gas and other hydrocarbon fluids in which royalties and the portion of the surplus oil defined we operate: by contract § In 2019, the surplus oil of the Transfer of Rights Concession Agreement was bid through Production Sharing Regime § Contracting through a bidding process § Federal Government awards the exploration right to Government take is different in some aspects across winning companies each method, as follows: § Production belongs to the concessionaire Royalties: financial compensation for oil and natural gas exploration and production, calculated on the field's Transfer of Rights production value § Petrobras directly contracted for production § Right to produce up to 5 billion barrels of oil Special Participations: extraordinary financial compensation equivalent for fields with large production volumes, calculated on § Petrobras paid R$74.8 billion in 2010 the net revenue of the producing field § In 2019, after the revision of the Transfer of Rights Signature Bonus: amount collected by the winning Agreement, Petrobras was reimbursed in the amount bidder upon contract signature, which can be pre-defined or of R$ 34.4 billion offered Payment for Retention or Occupation of Area: annual Production Sharing 2 collection, determined per km of block or field surface § Contracting by bidding process § The highest bid for surplus oil to the Federal Government wins Transfer of Government Take Frequency Concession Sharing Rights 10% of the field's 15% of the 10% of the production value, which field's field's Monthly Royalties can be reduced by up to production production 5% value value 10% to 40% (nominal) of Special Not Quarterly net revenue from high Not applicable applicable Participation producing fields Upon contract Value defined in the Pre-defined Not Signature Bonus signature companies' offer value applicable 2 Payment for Value per km defined in Not Retention or Yearly the concession contract Not applicable applicable (updated by the IGP-DI) Occupation of Area 7 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES Below we describe how the government take in each of § Production belongs to the Federal Government, the different exploration and production regimes for which charges to the contractor the costs incurred, oil, natural gas and other hydrocarbon fluids in which royalties and the portion of the surplus oil defined we operate: by contract § In 2019, the surplus oil of the Transfer of Rights Concession Agreement was bid through Production Sharing Regime § Contracting through a bidding process § Federal Government awards the exploration right to Government take is different in some aspects across winning companies each method, as follows: § Production belongs to the concessionaire Royalties: financial compensation for oil and natural gas exploration and production, calculated on the field's Transfer of Rights production value § Petrobras directly contracted for production § Right to produce up to 5 billion barrels of oil Special Participations: extraordinary financial compensation equivalent for fields with large production volumes, calculated on § Petrobras paid R$74.8 billion in 2010 the net revenue of the producing field § In 2019, after the revision of the Transfer of Rights Signature Bonus: amount collected by the winning Agreement, Petrobras was reimbursed in the amount bidder upon contract signature, which can be pre-defined or of R$ 34.4 billion offered Payment for Retention or Occupation of Area: annual Production Sharing 2 collection, determined per km of block or field surface § Contracting by bidding process § The highest bid for surplus oil to the Federal Government wins Transfer of Government Take Frequency Concession Sharing Rights 10% of the field's 15% of the 10% of the production value, which field's field's Monthly Royalties can be reduced by up to production production 5% value value 10% to 40% (nominal) of Special Not Quarterly net revenue from high Not applicable applicable Participation producing fields Upon contract Value defined in the Pre-defined Not Signature Bonus signature companies' offer value applicable 2 Payment for Value per km defined in Not Retention or Yearly the concession contract Not applicable applicable (updated by the IGP-DI) Occupation of Area 7 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019

TAXES BY GOVERNMENT LEVEL


173.2
109.0
2018
2019
72.4
71.9
1.0
0.9
R$ billion
Federal + GOVTAKE
States
Municipalities


KATIANY

Under the National Tax System, the three government levels (federal, state, municipal) are entitled to rule on taxes within their jurisdiction, as well as to demand and oversight several main and accessory tax obligations, which are fulfilled through the collection of amounts or providing information, and require huge efforts undertaken by human and system resources.

As one of the country's largest taxpayers, Petrobras is highly exposed to all this complexity, and has established huge roles and processes, as well as a technical staff that is able to face daily challenges resulting from around 3,000 new laws per year.

Another effect derived from the relevance of Petrobras in the collection of taxes in Brazil is its exposure to continuing oversight by all government tax entities, which impose a strong and routine follow-up audit, through specific government offices for relations with major taxpayers, whether at the federal or state level.

Petrobras maintains a good relationship with government entities, always seeking to preserve ethics and transparency in its actions.

Our goal is to undertake sustainable tax positions in support of our long, medium and short-term investments, always in compliance with the applicable legislation and with best practices of the market.

R$ billion

173.2
COLLECTED AT THE FEDERAL LEVEL

71.9
COLLECTED AT THE STATE LEVEL

0.9
COLLECTED AT THE MUNICIPAL LEVEL

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019 8

TAX ROLE PRINCIPLES GOVERNANCE We perform the tax role at Petrobras with excellence, managing risks appropriately and contributing to increase the profitability of its businesses in the country and abroad. COMPLIANCE We are committed to complying with tax legislation in all places where we operate, as well as optimizing collection using current tax incentives, with tax enforcement accompanied by internal audit and reviewed by external audit. Compliance is a value in our company. BUSINESS STRUCTURE We guide and apply business and market practices that are in line with legal requirements and that are substantively genuine. We strive to pay what is fair, at the right time and in the right way. RELATIONSHIP WITH TAX AUTHORITIES We seek, whenever possible, to develop cooperative relationships with tax authorities, based on mutual respect, transparency and trust. USE OF TAX BENEFITS AND INCENTIVES We apply tax benefits and incentives, ensuring that they are transparent and consistent with statutory and regulatory standards. EFFECTIVE TAX SYSTEM We engage constructively in conversations with tax authorities, business groups and the society to build effective tax laws. TAX RESPONSIBILITY We provide tax authorities with timely and comprehensive information on taxation and are always open for discussion. TRANSPARENCY We provide regular information to our investors, employees, professional service providers and the general public about our approach to taxes and government take. QUALIFICATION The tax team is always up-to-date, trained and prepared to share their knowledge with other areas of the company. SOCIAL RESPONSIBILITY We are committed to conducting our business fairly, in compliance with tax legislation and meeting the values of safety, teamwork, respect, integrity, excellence and respect for the environment, with a focus on economic and sustainable development, with relevant contributions to the federal, state and municipal levels and the locations where we operate. 9 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019TAX ROLE PRINCIPLES GOVERNANCE We perform the tax role at Petrobras with excellence, managing risks appropriately and contributing to increase the profitability of its businesses in the country and abroad. COMPLIANCE We are committed to complying with tax legislation in all places where we operate, as well as optimizing collection using current tax incentives, with tax enforcement accompanied by internal audit and reviewed by external audit. Compliance is a value in our company. BUSINESS STRUCTURE We guide and apply business and market practices that are in line with legal requirements and that are substantively genuine. We strive to pay what is fair, at the right time and in the right way. RELATIONSHIP WITH TAX AUTHORITIES We seek, whenever possible, to develop cooperative relationships with tax authorities, based on mutual respect, transparency and trust. USE OF TAX BENEFITS AND INCENTIVES We apply tax benefits and incentives, ensuring that they are transparent and consistent with statutory and regulatory standards. EFFECTIVE TAX SYSTEM We engage constructively in conversations with tax authorities, business groups and the society to build effective tax laws. TAX RESPONSIBILITY We provide tax authorities with timely and comprehensive information on taxation and are always open for discussion. TRANSPARENCY We provide regular information to our investors, employees, professional service providers and the general public about our approach to taxes and government take. QUALIFICATION The tax team is always up-to-date, trained and prepared to share their knowledge with other areas of the company. SOCIAL RESPONSIBILITY We are committed to conducting our business fairly, in compliance with tax legislation and meeting the values of safety, teamwork, respect, integrity, excellence and respect for the environment, with a focus on economic and sustainable development, with relevant contributions to the federal, state and municipal levels and the locations where we operate. 9 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019

COMPLIANCE AND TAX RISK MANAGEMENT Petrobras, in order to ensure compliance and achieve a uniform interpretation and application of legislation, complies with tax laws wherever it operates and applies tax incentives and exemptions where there is legal provision and it is appropriate to the business. To achieve this: we strive to comply with domestic and international tax laws, by following the guidelines and rules applicable to its operations, investments, divestments and contracts; we keep updated those records containing information with tax impact; any identification of tax fragility is promptly identified, handled and resolved through a previously implemented Tax Risk Management methodology; tax enforcement seeks - together with the Petrobras subsidiaries - uniform or aligned practices, procedures and systems in the calculation and collection of taxes in the same country, whenever applicable; we build an automated internal control environment that contributes to a timely and complete tax compliance monitoring of the Company's operations. Petrobras acts in order to ensure the participation of tax specialists in the tax planning of corporate restructuring, divestment projects, relevant investments, as well as all other operations, including projects involving Petrobras Units abroad; in due diligence and post-closing processes associated with M&A operations; and in assessments of tax credits, losses and contingencies in processes for termination and sale of companies, among others. Another concern is to keep the staff who work in tax related activities trained and up-to-date, both with technical and legal knowledge, aiming at operations compliance and excellent performance of activities. We do not tolerate, encourage or support the evasion of taxes and government take. Compliance is incorporated into Petrobras, through Principles and the Code of Conduct. 10 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019COMPLIANCE AND TAX RISK MANAGEMENT Petrobras, in order to ensure compliance and achieve a uniform interpretation and application of legislation, complies with tax laws wherever it operates and applies tax incentives and exemptions where there is legal provision and it is appropriate to the business. To achieve this: we strive to comply with domestic and international tax laws, by following the guidelines and rules applicable to its operations, investments, divestments and contracts; we keep updated those records containing information with tax impact; any identification of tax fragility is promptly identified, handled and resolved through a previously implemented Tax Risk Management methodology; tax enforcement seeks - together with the Petrobras subsidiaries - uniform or aligned practices, procedures and systems in the calculation and collection of taxes in the same country, whenever applicable; we build an automated internal control environment that contributes to a timely and complete tax compliance monitoring of the Company's operations. Petrobras acts in order to ensure the participation of tax specialists in the tax planning of corporate restructuring, divestment projects, relevant investments, as well as all other operations, including projects involving Petrobras Units abroad; in due diligence and post-closing processes associated with M&A operations; and in assessments of tax credits, losses and contingencies in processes for termination and sale of companies, among others. Another concern is to keep the staff who work in tax related activities trained and up-to-date, both with technical and legal knowledge, aiming at operations compliance and excellent performance of activities. We do not tolerate, encourage or support the evasion of taxes and government take. Compliance is incorporated into Petrobras, through Principles and the Code of Conduct. 10 GOVERNMENT TAKE AND TAXES - PETROBRAS 2019

GLOSSARY

COFINS

Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support the Federal Government's social programs.

TAXPAYER

It is the taxable person of a tax obligation. Any person - individual or legal entity - who pays taxes (in general) to public treasury, whether the Federal Government, States, Municipalities and/or the Federal District.

CSLL

Social Contribution on Net Income. It is another federal tax on the companies' Net Income or on the Gross Revenue (in the case of companies taxed on Presumed Profit) of legal entities.

ICMS

Tax on Operations Relating to the Circulation of Goods and on Interstate and Intermunicipal Transport Services and Communication. It is a value-added state tax.

TAX

It is a mandatory obligation paid by individuals and legal entities to meet part of the needs of Tax Authorities of the Government (federal, state or municipal), in order to ensure the operation of their bureaucracy administration, social assistance to the population and investments in essential works.

TAX INCENTIVES (or TAX BENEFITS)

Direct or indirect reduction or elimination of the corresponding tax burden, arising from a specific law or rule.

IRPJ

Corporate Income Tax. It is a federal tax levied on net income.

ISS

Tax on Services rendered is a municipal tax. It is levied on the provision, by individuals and legal entities, of listed services subject to tax.

SPECIAL PARTICIPATION

Extraordinary financial compensation owed by concessionnaires of oil or natural gas exploration and production of fields with large production volumes.

PIS/PASEP

Programs for Social Integration and Formation of the Public Server's Savings.

TAX RESPONSIBILITY

It is the legal obligation, undertaken by the taxpayer of the legal-tax relationship, not directly benefited by the action performed, before the tax authorities, to pay the tax or pecuniary penalty.

TAX SUBSTITUTION

It is a tax collection mechanism used by federal and state governments. The tax substitute is the third party that the law requires to determine the amount due and fulfill the tax payment obligation "on behalf" of the taxpayer.

FEE

It is the fee levied by the Government as an indemnity for the production and offering "of a specific and divisible public service provided or made available to the taxpayer."

TRIBUTE

Compulsory cash payment, in cash or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act, established by law and collected through fully linked administrative activity

COMPANY'S TAXES

Taxes levied on Petrobras' operations.

WITHHOLDING TAXES FROM THIRD PARTIES

Taxes withheld from Petrobras' suppliers and employees, passed on to municipal, state or federal public treasuries, as required by law. This concept includes the amounts charged to customers as tax substitution.

GOVERNMENT TAKE AND TAXES - PETROBRAS 2019 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer